==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------


                                  SCHEDULE TO
                                  (RULE 13E4)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                              ------------------


                       SUN INTERNATIONAL HOTELS LIMITED
                      (Name of Subject Company (Issuer))

                       SUN INTERNATIONAL HOTELS LIMITED
                     (Names of Filing Persons (Offerors))
                              ------------------


                  ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)
                              ------------------


                                   P879T133
                     (CUSIP Number of Class of Securities)
                              ------------------


                            Charles D. Adamo, Esq.
                       Sun International Hotels Limited
                                 Coral Towers
                         Paradise Island, The Bahamas
                           Telephone: (242) 363-6000
          (Name,address and telephone number of person authorized to receive notices and communications on behalf of
                                filing persons)

                                   Copy to:

                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

              [ ] third-party tender offer subject to Rule 14d-1.
                [X] issuer tender offer subject to Rule 13e-4.
             [ ] going-private transaction subject to Rule 13e-3.
                [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender

==============================================================================

          Sun International Hotels, Limited, an international business corporation organized and existing under the laws of the Commonwealth of The Bahamas (the "Company") hereby amends and supplements its Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed on June 26, 2000, relating to the self-tender offer by the Company, to purchase up to 5,000,000 of its issued and outstanding ordinary shares, par value $0.001 per share (the "Shares"), at a purchase price of $24 per Share, net to the seller in cash, without interest thereon. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 7 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following sentence: "The Company intends to repay any borrowings under the Company's revolving credit facility that are used to finance the Offer out of the Company's general corporate funds as they become available."

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Item 8 of the Schedule TO is hereby amended and supplemented by deleting the word "nil" in Annex I across from the name "Howard Marks" and substituting therefor "7,900(a)"

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SUN INTERNATIONAL HOTELS LIMITED


                                   By: /s/ Charles D. Adamo
                                       ------------------------------
                                       Name:  Charles D. Adamo
                                       Title: Executive Vice President


Date:  July 17, 2000